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    FIRST SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH DATED AUGUST 10, 1998
                          PMA ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                               ALLIEDSIGNAL INC.
                                HAS AMENDED ITS
                           OFFER TO PURCHASE FOR CASH
             AND IS NOW OFFERING TO PURCHASE UP TO AN AGGREGATE OF
                       40,000,000 SHARES OF COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                                       OF
                                AMP INCORPORATED
                                       AT
                      $44.50 NET PER SHARE OF COMMON STOCK

     THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED. THE OFFER, WITHDRAWAL RIGHTS AND THE PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 25, 1998, UNLESS THE OFFER IS EXTENDED.

                                   IMPORTANT

     BECAUSE THE OFFER, AS AMENDED, CONTEMPLATES THE PURCHASE OF UP TO 40 MILLION SHARES, OFFEROR BELIEVES THAT, BASED ON THE NUMBER OF SHARES OUTSTANDING AS REPORTED IN THE COMPANY 1998 SECOND QUARTER 10-Q (AS DEFINED HEREIN), THE AMENDED BUSINESS COMBINATION CONDITION, THE AMENDED CONTROL SHARE CONDITION AND THE AMENDED RIGHTS CONDITION (EACH AS DEFINED HEREIN) WILL BE SATISFIED FOR PURPOSES OF THE OFFER. THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE HSR CONDITION OR THE MINIMUM CONDITION (EACH AS DEFINED IN THE OFFER TO PURCHASE). SEE SECTION 8.
                            ------------------------
                                   IMPORTANT

     Any shareholder desiring to tender Shares (and, if applicable, Rights) should either (1) complete and sign the revised Letter of Transmittal delivered herewith or the Letter of Transmittal previously delivered by Parent and Offeror (or a facsimile thereof) in accordance with the instructions in the Letters of Transmittal, including any required signature guarantees, and mail or deliver the Letters of Transmittal (or a facsimile thereof) with the certificates for the tendered Shares and all other required documents to the Depositary or tender Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase (as defined herein), or (2) request the shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered. Shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of a Share.

     TO BE VALID, A TENDER OF SHARES MUST BE ACCOMPANIED BY CERTIFICATES REPRESENTING SHARES OR THE BOOK-ENTRY TRANSFER PROCEDURES MUST BE COMPLIED WITH ON A TIMELY BASIS. SHARES MAY NOT BE TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES AFTER THE DATE HEREOF.

     SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE INITIAL OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, AS AMENDED. SHAREHOLDERS WHO HAVE TENDERED SHARES ON OR PRIOR TO SEPTEMBER 11, 1998 PURSUANT TO GUARANTEED DELIVERY PROCEDURES SHOULD COMPLY WITH THE REQUIRED PROCEDURES. SEE
SECTION 3 OF THE OFFER TO PURCHASE.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this First Supplement. Additional copies of the Offer to Purchase, the Letters of Transmittal and other related materials may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.
                            ------------------------
                     The Dealer Managers for the Offer are:

LAZARD FRERES & CO. LLC                                     GOLDMAN, SACHS & CO.
------------

SEPTEMBER 14, 1998




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                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
INTRODUCTION...............................................................................................     1
   1. Terms of the Offer; Proration; Expiration Date.......................................................     2
   2. Procedures for Tendering Shares......................................................................     3
   3. Price Range of Common Stock; Dividends...............................................................     4
   4. Source and Amount of Funds...........................................................................     4
   5. Background of the Offer; Contacts with the Company...................................................     4
   6. Purposes of the Offer and the Proposed Merger; Plans for the Company; Certain Considerations.........     5
   7. Dividends and Distributions..........................................................................     6
   8. Conditions of the Offer..............................................................................     7
   9. Certain Legal Matters; Regulatory Approvals; Certain Litigation......................................    10
  10. Miscellaneous........................................................................................    11

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To: All Holders of Common Stock of AMP Incorporated.

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated August 10, 1998 (the 'Offer to Purchase'), of PMA Acquisition Corporation ('Offeror'), a Delaware corporation and a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ('Parent'), pursuant to which Offeror is offering to purchase shares of common stock, without par value (the 'Shares'), of AMP Incorporated, a Pennsylvania corporation (the 'Company'), including the associated Common Stock Purchase Rights (the 'Rights'), issued pursuant to the Rights Agreement, dated as of October 25, 1989, as amended, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the 'Rights Agreement'). Unless the context otherwise requires, all references to Shares include the associated Rights, and all references to the Rights include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

     Offeror is now offering to purchase up to an aggregate of 40,000,000 Shares at $44.50 per Share, net to the seller in cash, without interest (the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended by this First Supplement, and in the revised Letter of Transmittal (which, as amended from time to time, collectively constitute the 'Offer').

     BECAUSE THE OFFER, AS AMENDED, CONTEMPLATES THE PURCHASE OF UP TO AN AGGREGATE OF 40,000,000 SHARES, OFFEROR BELIEVES THAT, BASED ON THE NUMBER OF SHARES OUTSTANDING AS REPORTED IN THE COMPANY 1998 SECOND QUARTER 10-Q, THE AMENDED BUSINESS COMBINATION CONDITION, THE AMENDED CONTROL SHARE CONDITION AND THE AMENDED RIGHTS CONDITION WILL BE SATISFIED FOR PURPOSES OF THE OFFER. THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE HSR CONDITION OR THE MINIMUM CONDITION. SEE SECTION 8.

     If Offeror becomes aware that the purchase of 40,000,000 Shares would constitute the purchase of 20% or more of the outstanding Shares or if any other event occurs that would result in Offeror being the beneficial owner of 20% or more of the outstanding Shares, Offeror intends to take any action it deems appropriate or advisable, including selling Shares (whether 'short' or otherwise) in the market or tendering into any competing tender offer, so that Offeror will not be an 'Acquiring Person' under the Rights Agreement and will not trigger the applicability of the Control Share Acquisition Statute, the Business Combination Statute, or Subchapters E or I of Chapter 25 of the Pennsylvania Business Corporation Law (the 'PBCL').

     Concurrently with the filing of this First Supplement, Parent is filing with the Commission a revised preliminary Consent Statement (the 'Amended Consent Solicitation') pursuant to which it is soliciting the consent of holders of Shares to two sets of proposals (the 'Proposals'). The first proposal, the 'Shareholder Rights Proposal,' if approved by the Company's shareholders, would remove from the Company Board all powers with respect to the Rights Agreement and would vest those powers in three individuals, the Rights Agreement Managing Agents. The Rights Agreement Managing Agents will cause the Rights Agreement to be amended in a number of respects, including making it inapplicable (i) to any tender or exchange offer (including the Second Offer, as defined herein) if, as a result of that offer, the offeror and its affiliates would be the beneficial owners of a majority of the outstanding Shares and (ii) to any merger (including the Proposed Merger, as defined below) if the merger either does not require shareholder approval or is approved by the requisite vote of the Company's shareholders. The Rights Agreement Managing Agents will also cause the Rights Agreement to be amended to make the Rights redeemable and to make other changes to facilitate an acquisition of the Company by any person (including Parent).

     The second set of proposals, the 'Nominee Election Proposals,' if approved by the Company's shareholders, would result in the Nominees becoming a majority of the Company Board. The Nominees, if elected, intend, subject to their fiduciary duties as directors of the Company, to cause the Company to enter into an agreement providing for a merger or similar business combination (a 'Proposed Merger') with Parent providing for payment to the Company's shareholders of $44.50 per

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Share in cash. This agreement would be subject to approval by the holders of at least 66 2/3% of the outstanding Shares, unless Parent shall have previously acquired 80% or more of the outstanding Shares pursuant to the Offer and the Second Offer or otherwise. The Nominees also intend to take whatever other actions are appropriate, subject to fulfillment of their fiduciary duties as directors of the Company, to facilitate the Second Offer, including approving the Second Offer and the Proposed Merger under the Business Combination Statute.

     In order to facilitate its acquisition of control of, and the entire equity interest in, the Company and to obtain a significant vote for purposes of the Amended Consent Solicitation, Parent and Offeror are hereby amending the Offer principally: (i) to reduce the aggregate number of Shares sought in the Offer to 40,000,000 Shares, approximately the maximum number of Shares (based on the number of outstanding Shares as reported in the Company 1998 Second Quarter 10-Q) that Offeror can acquire without becoming an 'Acquiring Person' under the Rights Agreement and without triggering the applicability of the Control Share Acquisition Statute, the Business Combination Statute or Subchapters E or I of Chapter 25 of the PBCL; (ii) to amend the Rights Condition, the Business Combination Condition and the Control Share Condition (each as defined in the Offer to Purchase) so that they are applicable to the Offer only and not to the consummation of the Proposed Merger; (iii) to eliminate the HSR Condition and the Minimum Condition; and (iv) to condition the Offer on there having been no material amendment made to the Rights Agreement after July 30, 1998, other than amendments publicly announced by the Company prior to September 10, 1998. See Introduction and Sections 12 and 15 of the Offer to Purchase and Section 8 of this First Supplement.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR WRITTEN CONSENTS FROM THE COMPANY'S SHAREHOLDERS. ANY SOLICITATION OF PROXIES OR WRITTEN CONSENTS WHICH PARENT OR OFFEROR MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE 'EXCHANGE ACT').

     Following Offeror's acceptance for payment of Shares in the Offer, Offeror intends promptly to commence another tender offer (the 'Second Offer') to purchase all outstanding Shares not owned by Offeror at a price of $44.50 per Share, net to the seller in cash, without interest, upon essentially the same terms and subject to the same conditions set forth in the Offer to Purchase in order to acquire control of, and the entire equity interest in, the Company.

     This First Supplement should be read in conjunction with the Offer to Purchase. Except as set forth in this First Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal mailed with the Offer to Purchase remain applicable in all respects to the Offer. Terms used but not defined in this First Supplement have the meanings set forth in the original Offer to Purchase.

     Based upon information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the 'Company 1998 Second Quarter 10-Q'), as of July 27, 1998, 218,601,033 Shares were issued and outstanding. Accordingly, Parent believes that the 40,000,000 Shares for which the Offer is being made should constitute less than 20% of the outstanding Shares, which Offeror believes is less than the number of Shares that Offeror can purchase without becoming an 'Acquiring Person' under the Rights Agreement and without triggering the applicability of the Business Combination Statute, the Control Share Acquisition Statute or Subchapters E or I of Chapter 25 of the PBCL. See Sections 1, 12 and 15 of the Offer to Purchase and Section 8 of this First Supplement.

     THE OFFER TO PURCHASE, THIS FIRST SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1. TERMS OF THE OFFER; PRORATION; EXPIRATION DATE. The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will accept for payment and pay for up to an aggregate of 40,000,000 Shares that are validly tendered prior to the Expiration

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Date (as defined herein) and not properly withdrawn in accordance with Section 4 of the Offer to Purchase. The term 'Expiration Date' means 12:00 Midnight, New York City time, on September 25, 1998 unless and until Offeror, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term 'Expiration Date' will mean the latest time and date at which the Offer, as so extended by Offeror, will expire.

     THE OFFER IS CONDITIONED UPON SATISFACTION OF THE CONDITIONS SET FORTH IN
SECTION 8 OF THIS FIRST SUPPLEMENT.

     OFFEROR RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE COMMISSION) TO AMEND OR WAIVE ANY TERMS AND CONDITIONS OF THE OFFER.

     If more than 40,000,000 Shares are validly tendered prior to the Expiration Date and not properly withdrawn, Offeror will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only 40,000,000 Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn. Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, Offeror would not expect to be able to announce the final results of proration or pay for Shares until at least three days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Information Agent and also may be able to obtain such preliminary information from their brokers.

     2. PROCEDURES FOR TENDERING SHARES. The discussion set forth in Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

     TO BE VALID, A TENDER OF SHARES MUST BE ACCOMPANIED BY CERTIFICATES REPRESENTING SHARES OR THE BOOK-ENTRY TRANSFER PROCEDURES MUST BE COMPLIED WITH ON A TIMELY BASIS. SEE SECTION 3 OF THE OFFER TO PURCHASE. SHARES MAY NOT BE TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES AFTER THE DATE OF THIS FIRST SUPPLEMENT.

     The revised Letter of Transmittal distributed with this First Supplement may be used to tender Shares. Tendering shareholders also may continue to use the Letter of Transmittal previously delivered with the Offer to Purchase to tender Shares. HOWEVER, THE PROVISIONS IN THE PREVIOUSLY DISTRIBUTED LETTER OF TRANSMITTAL RELATING TO GUARANTEED DELIVERY WILL NO LONGER BE APPLICABLE TO THE OFFER. By tendering Shares pursuant to the revised Letter of Transmittal or the Letter of Transmittal previously delivered, tendering shareholders will be deemed to represent and warrant to Parent and Offeror that the tender of Shares complies with Rule 14e-4 under the Exchange Act.

     SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE INITIAL OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, AS AMENDED. SHAREHOLDERS WHO HAVE TENDERED SHARES ON OR PRIOR TO SEPTEMBER 11, 1998 PURSUANT TO GUARANTEED DELIVERY PROCEDURES SHOULD COMPLY WITH THE REQUIRED PROCEDURES. SEE
SECTION 3 OF THE OFFER TO PURCHASE.

     By executing the Letter of Transmittal, a tendering shareholder irrevocably appoints designees of Offeror as the shareholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the appropriate Letter of Transmittal, to the full extent of the shareholder's right with respect to the Shares (or, if applicable, Rights) tendered by that shareholder and accepted for payment by Offeror (and any and all other Shares or other securities or rights issued or issuable in respect of these Shares on or after August 10, 1998). All powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment is effective upon the acceptance for payment of Shares by Offeror in accordance with the terms of the Offer. Upon acceptance for payment, all prior proxies, other than any consents in favor of proposals set forth in the Consent Solicitation, given by the shareholder with respect to these Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consents executed by the shareholder (and, if given or executed, will not be deemed effective) with respect to these Shares. The designees of Offeror will, with respect to the Shares and other

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securities or rights, be empowered to exercise all voting and other rights of the shareholder as they, in their sole judgment, deem proper in respect of any annual or special meeting of the Company's shareholders, or any adjournment or postponement thereof, or by written consent in lieu of any meeting or otherwise. Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Offeror's payment for the Shares, Offeror or its designee must be able to exercise full voting and other rights with respect to the Shares and the other securities or rights issued or issuable in respect of the Shares, including the voting of Common Stock at any shareholders meeting (whether annual or special or whether or not adjourned) or written consents in lieu of any meeting or otherwise.

     OFFEROR INTENDS TO VOTE ALL SHARES ACQUIRED IN THE OFFER IN FAVOR OF THE PROPOSALS.

     3. PRICE RANGE OF COMMON STOCK; DIVIDENDS. The discussion set forth in
Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

     On September 11, 1998, the last full trading day before AlliedSignal's public announcement of its intention to amend the Offer, the last reported closing price of the Shares on the NYSE was $39.00. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     4. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

     Offeror estimates that the total amount of funds now required to acquire Shares pursuant to the Offer and the Second Offer and to pay all related costs and expenses, will be approximately $10.1 billion, of which approximately $2.0 billion will be required to consummate the Offer and to pay related costs and expenses. Parent anticipates borrowing up to approximately $2.0 billion by issuing commercial paper and/or engaging in either short, medium and possibly long-term borrowings, or a combination thereof, in the bank, private and public debt market to finance the acquisition of the Shares pursuant to the Offer and to pay the related costs and expenses.

     5. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

     On August 12, 1998, AlliedSignal filed preliminary materials for its consent solicitation, in which it stated that it was seeking shareholders' consent to the Nominee Proposals.

     Prior to the Company's amendment of the Rights Agreement described below, the Rights Agreement had provided that, under certain circumstances, the decision to redeem the Rights required the concurrence of a majority of the members of the Company Board who were members of the Company Board prior to October 25, 1989 (the 'Continuing Directors') or their nominees (the 'Dead Hand Provision'). Parent and Offeror believed that the Dead Hand Provision was unenforceable. Accordingly, on August 4, 1998, Parent filed a complaint against the Company in the United States District Court for the Eastern District of Pennsylvania in which it sought relief declaring the Dead Hand Provision invalid.

     Parent believed that the Rights Agreement, as in effect at the time the Offer commenced, would have permitted Parent to consummate a merger with the Company without triggering the dilutive effect of the Rights, so long as Parent did not acquire 20% or more of the Shares before the merger. Parent was also of the view that, if the Nominees were elected to and constituted a majority of the Company Board, the Continuing Directors could have been persuaded to redeem the Rights, in furtherance of their fiduciary duties to the Company, although there were no assurances that this would have been the case.

     On August 21, 1998, the Company filed with the Commission a
Solicitation/Recommendation Statement on Schedule 14D-9, which reflected the conclusion of the Company Board that Offeror's initial offer for any and all Shares was not in the best interests of the Company and its relevant constituencies and recommended to Company shareholders that they reject that offer.

     In response to the Offeror's initial offer for any and all Shares and to Parent's stated intention to seek shareholder consent to the election of the Nominees, the Company Board approved, at a meeting

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held on August 20, 1998, Amendment No. 3 to the Rights Agreement, which amended the Rights Agreement to provide that:

          (i) unless the Rights are redeemed prior thereto, a merger or other business combination transaction will be an event triggering a Transaction Exercise Right, irrespective of whether other events have previously occurred to cause the Rights Certificates to have been distributed, (ii) the Rights shall become nonredeemable upon a change in the Board occurring at any time following receipt of an unsolicited acquisition proposal such that the disinterested directors (as such term is defined under Pennsylvania law) in office prior to the first such unsolicited acquisition proposal, together with their successors as may be approved by the Board of Directors prior to their election, no longer constitute a majority of the Board of Directors, (iii) the Qualifying Offer exception shall be applicable unless and until the Rights become nonredeemable under clause
     (ii) above, and (iv) the Rights Agreement generally may not be amended when the Rights are not redeemable.

     The amendment to the Rights Agreement referred to above (the 'Nonredemption Provision'), which effectively replaced the Dead Hand Provision, makes the Rights non-redeemable by any directors, even 'disinterested' directors, if a majority of the Company Board are persons other than the present directors of the Company or their designees. This amendment also eliminated Parent's ability to consummate a merger without prior redemption of the Rights.

     The Nonredemption Provision would remain in effect until the expiration of the Rights Agreement on November 6, 1999 and, if the Nominees are elected and constitute a majority of the Company Board, would preclude a business combination prior to November 6, 1999 by the Company with any person, including Parent, no matter what the price offered or terms specified. At the August 20, 1998 meeting, the Company Board also adopted a resolution providing that, for a period of six months after the expiration of the Rights Agreement, the Company will neither adopt nor have in place a shareholder rights plan.

     Parent and Offeror believe that the Nonredemption Provision is invalid and unenforceable because it unlawfully interferes with the rights of shareholders to elect directors and unlawfully deprives directors of their ability to manage the business and affairs of the Company. Parent is amending its complaint to seek a declaration that the Nonredemption Provision is invalid and unenforceable. See Section 9 of this First Supplement.

     On September 4, 1998, Parent entered into an agreement with the Company (the 'Notice Agreement'), pursuant to which Parent agreed to give at least six calendar days' notice to the Company prior to making any amendments, changes or additions (including the addition of new proposals) to the Proposals set forth in the Consent Solicitation, and pursuant to which the Company agreed to give at least six calendar days' notice to Parent prior to (i) the issuance or sale by the Company, other than in an aggregate amount not exceeding five percent of the Company's outstanding Common Stock, of any Company Common Stock; (ii) the amendment by the Company of the Company By-laws; and (iii) the amendment by the Company of the Rights Agreement. Pursuant to the agreement, Parent also agreed not to contest the Consent Solicitation record date of October 15, 1998.

     Concurrently with the filing of this First Supplement, Parent is filing the Amended Consent Solicitation with the Commission. See Section 6 of this First Supplement.

     6. PURPOSES OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS. The discussion set forth in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

     The purposes of the Offer are for Parent, through Offeror, to acquire a significant equity interest in the Company as the first step toward a business combination of Parent and the Company and to obtain a significant vote for purposes of the Amended Consent Solicitation. Following Offeror's acceptance for payment of Shares in the Offer, Purchaser intends to commence the Second Offer to acquire control of, and the entire equity interest in, the Company. The Second Offer will be subject to essentially the same terms and conditions set forth in the Offer to Purchase, including the Minimum Condition, the Business Combination Condition, the Control Share Condition and the Rights Condition (each as defined in the Offer to Purchase).

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     In furtherance of its efforts to acquire control of, and the entire equity interest in, the Company, Parent intends to solicit shareholder consents to the Proposals. The first Proposal, the 'Shareholder Rights Proposal,' if approved by the Company's shareholders, would remove from the Company Board all powers with respect to the Rights Agreement and would vest those powers in three individuals, the Rights Agreement Managing Agents. The Rights Agreement Managing Agents will cause the Rights Agreement to be amended in a number of respects, including making it inapplicable (i) to any tender or exchange offer (including the Second Offer) if, as a result of the offer, the offeror and its affiliates would be the beneficial owner of a majority of the outstanding Shares and (ii) to any merger (including the Proposed Merger) if the merger either does not require shareholder approval or is approved by the requisite vote of the Company's shareholders. The Rights Agreement Managing Agents will also cause the Rights Agreement to be amended to make the Rights redeemable and to make other changes to facilitate an acquisition of the Company by any person (including Parent).

     The second set of proposals, the 'Nominee Election Proposals,' if approved by the Company's shareholders, would result in the Nominees becoming a majority of the Company Board. The Nominees, if elected, intend, subject to their fiduciary duties, to cause the Company to enter into a Proposed Merger with Parent providing for payment to the Company's shareholders of $44.50 per Share in cash. This agreement would be subject to approval by the holders of 66 2/3% of the outstanding shares of Company Common Stock, unless Parent shall have previously acquired 80% or more of the outstanding shares of Company Common Stock pursuant to the Offer and the Second Offer or otherwise. The Nominees also intend to take whatever other actions are appropriate, subject to fulfillment of their fiduciary duties as directors of the Company, to facilitate the Second Offer, including approving the Second Offer and the Proposed Merger under the Business Combination Statute.

     The Company Board has fixed October 15, 1998, as the record date for the Consent Solicitation for the Nominee Election Proposals. Offeror has asked the Company to confirm that October 15, 1998 will also be the record date for the Shareholder Rights Proposal.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR WRITTEN CONSENTS FROM THE COMPANY'S SHAREHOLDERS. ANY SOLICITATION OF PROXIES OR WRITTEN CONSENTS WHICH PARENT OR OFFEROR UNDERTAKES WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT.

     7. DIVIDENDS AND DISTRIBUTIONS. The second paragraph of Section 13 of the Offer to Purchase is hereby amended in its entirety to read as follows:

     If, on or after the date of the Offer to Purchase, the Company should declare or pay any dividend on the Shares, other than the regular quarterly dividend of not more than $0.27 per Share, or make any distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Offeror or its nominee or transferee on the Company's share register of the Shares purchased pursuant to the Offer, then, subject to the provisions of Section 14 of the Offer to Purchase, as amended by this First Supplement, (i) in the case of any cash dividends or cash contributions, at Offeror's option, either (x) the Offer Price payable by Offeror pursuant to the Offer will be reduced by the amount of the cash dividend or cash distribution or
(y) the amount of the cash dividend or cash distribution will be received and held by the tendering shareholder for the account of Offeror and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Offeror and (ii) in the case of any non-cash dividend, distribution or right to be received by the tendering shareholders, that dividend, distribution or right will be received and held by the tendering shareholders for the account of Offeror and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Offeror, accompanied by appropriate documentation of transfer. Pending this remittance and subject to applicable law, Offeror will be entitled to all rights and privileges as owner of any cash or non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount of value thereof, as determined by Offeror in its sole discretion.

     8. CONDITIONS OF THE OFFER. The discussion set forth in Section 14 of the Offer to Purchase is hereby amended in its entirety to read as follows:

     Notwithstanding any other terms of the Offer, and in addition to (and not in limitation of) Offeror's rights to extend and amend the Offer at any time in its sole discretion, Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Offeror's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction above, the payment for, any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if Offeror, in its sole discretion, determines (1) at or prior to the expiration of the Offer (i) the Rights have not been redeemed by the Company Board or Offeror is not satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer (the 'Amended Rights Condition'); (ii) the acquisition of Shares pursuant to the Offer has not been approved pursuant to Chapter 25, Subchapter F of the PBCL (the 'Business Combination Statute') or Offeror is not satisfied, in its sole discretion, that the Business Combination Statute is invalid or otherwise inapplicable to the Offer (the 'Amended Business Combination Condition'); or (iii) Offeror has not been accorded the right to vote the Shares acquired by it pursuant to the Offer under Chapter 25, Subchapter G of the PBCL or Offeror is not satisfied that the Control Share Condition is invalid or otherwise inapplicable to the Offeror (the 'Amended Control Share Condition') or
(2) at any time after July 30, 1998 and prior to the expiration of the Offer, any of the following events shall occur:

          (a) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim before any court or governmental regulatory or administrative agency, authority, tribunal or commission, domestic or foreign, by any government or governmental authority or agency or commission, domestic or foreign, or by any other person, domestic or foreign (whether brought by the Company, an affiliate of the Company or any other person), which (i) challenges or seeks to challenge or make illegal the acquisition by Parent or Offeror (or any affiliate thereof) of the Shares, restrains, delays or prohibits or seeks to restrain, delay or prohibit the making of the Offer, consummation of the transactions contemplated by the Offer or any other subsequent business combination, restrains, prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Offeror or any of its affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) prohibits or limits or seeks to prohibit or limit Parent's or Offeror's ownership or operation of all or any portion of their or the Company's business or assets (including, without limitation, the business or assets of their respective affiliates and subsidiaries) or compels or seeks to compel Parent or Offeror to dispose of or hold separate all or any portion of their own or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries or imposes or seeks to impose any limitation on the ability of Parent, Offeror or any affiliate of either of them to conduct its own business or own the assets as a result of the transactions contemplated by the Offer or any other subsequent business combination, (iii) makes or seeks to make the acceptance for payment, purchase of, or payment for, the Shares pursuant to the Offer illegal or results in a delay in, or restricts, the ability of Parent or Offeror, or renders Parent or Offeror unable, to accept for payment, purchase or pay for some or all of the Shares or to consummate the Offer, (iv) imposes or seeks to impose limitations on the ability of Parent or Offeror or any affiliate of either of them effectively to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the shareholders of the Company, (v) in the sole judgment of Parent or Offeror, might adversely affect the Company or any of its subsidiaries or affiliates or Parent, Offeror, or any of their respective affiliates or subsidiaries, (vi) in the sole judgment of Parent or Offeror, might result in a diminution in the value of the Shares or the benefits expected to be derived by Parent or Offeror as a result of the transactions contemplated by the Offer, (vii) in the sole judgment of Parent or Offeror, imposes or seeks to impose any material condition to the Offer unacceptable to Parent or Offeror or

     (viii) otherwise directly or indirectly relates to the Offer or any other business combination with the Company;

          (b) there shall be any action taken, or any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to (i) Parent, Offeror or any other affiliate of Parent or (ii) the Offer or other subsequent business combination between Parent or Offeror (or any affiliate thereof) and the Company or any affiliate of the Company or any other action shall have been taken, proposed or threatened, by any government, governmental authority or other regulatory or administrative agency or commission or court, domestic, foreign or supranational, that, in the sole judgment of Parent or Offeror, might, in each case, directly or indirectly, result in any of the consequences referred to in clauses (i) through (viii) of paragraph (a) above;

          (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries or affiliates which, in the sole judgment of Parent or Offeror, is or may be materially adverse to the Company or any of its subsidiaries or affiliates, or Parent or Offeror shall have become aware of any fact which, in the sole judgment of Parent or Offeror, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to Parent, Offeror or any other affiliate thereof;

          (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of Offeror, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or material change in United States currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or governmental entity on, or other event that, in the sole judgment of Offeror, might affect, the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed conflict or hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (e) other than the redemption of the Rights at the Redemption Price (as defined in Section 8 of the Offer to Purchase), the Company shall have
     (i) issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances pursuant to options outstanding on July 30, 1998 in accordance with their terms as disclosed on that date of the Shares or securities convertible into shares or any rights, warrants or options to acquire shares or convertible securities or any other securities of the Company) or (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on July 30, 1998, (ii) purchased, acquired or otherwise caused a reduction in the number of, or proposed or offered to purchase, acquire or otherwise reduce the number of, any outstanding Shares or other securities, (iii) declared, paid or proposed to declare or pay any dividend or distribution on Shares (other than regular quarterly dividends on the Shares not in excess of $0.27 per Share, and with record and payment dates, in accordance with recent practice) or on any other security or issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of the Shares whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred any debt other than in the ordinary course of business and consistent with past practice or any debt containing burdensome covenants, (vi) issued, sold or authorized or announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention, to incur any debt other than in the ordinary course of business and consistent with past practice, (vii) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Shares or its capitalization, (viii) authorized, recommended, proposed or entered into or publicly announced its intent to enter into any consolidation, liquidation, dissolution, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, any waiver, release or relinquishment of any material contract rights or comparable right of the Company or any of its subsidiaries or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business, or taken any action to implement any transaction previously authorized, recommended, proposed or publicly announced, (ix) after September 10, 1998, transferred into escrow any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business and consistent with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to the employees as a result of or in connection with the transactions contemplated by the Offer or any other change in control of the Company, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of ERISA) of the Company, or Parent or Offeror shall have become aware of any action which was not previously disclosed in publicly available filings, (xi) except as contemplated by the Offer, amended or proposed or authorized any amendment to its articles of incorporation or bylaws or similar organizational documents, (xii) authorized, recommended, proposed or entered into any other transaction that in the sole judgment of Parent or Offeror could, individually or in the aggregate, adversely affect the value of the Shares to Parent or Offeror or (xiii) agreed in writing or otherwise to take any of the foregoing actions or Parent or Offeror shall have learned about any action which has not previously been publicly disclosed by the Company and also set forth in filings with the Commission;

          (f) a tender or exchange offer for any Shares shall be made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates) or it shall be publicly disclosed or Offeror shall otherwise learn that (i) any person, entity (including the Company or any of its subsidiaries) or 'group' (within the meaning of
     Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the Commission on the date of this Offer to Purchase, (ii) any such person, entity or group which, before the date of this Offer to Purchase, had filed such a Schedule with the Commission, has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person shall file a Notification and Report Form under the Hart-Scott-Rodino Act or make a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

          (g) the Company and Parent or Offeror shall have reached an agreement or understanding that the Offer be terminated or amended or Parent or Offeror (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or similar business combination;

          (h) Parent or Offeror shall become aware (i) that any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company of any of its subsidiaries shall become accelerated or otherwise become due prior to its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer, (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Shares in the hands of Offeror or any other affiliate of Parent (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or any other business combination or the acquisition of control of the Company) or (iii) other than amendments publicly announced by the Company prior to September 10, 1998, the Rights Agreement shall have been amended in any material respect; or

          (i) Parent or Offeror shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency which in its judgment is necessary to consummate the Offer, which, in the sole judgment of Parent or Offeror in any case, and regardless of the circumstances (including any action or inaction by Parent or Offeror or any of their affiliates) giving rise to any condition, makes it inadvisable to proceed with the Offer and/or with acceptance for payment or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and Offeror and may be asserted by Parent and Offeror in their sole discretion regardless of the circumstances giving rise to any conditions or may be waived by Parent or Offeror in their sole discretion in whole or in part at any time and from time to time. The failure by Parent or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Offeror concerning any condition or event described in this Section 14 shall be final and binding upon all parties.

     If the Offeror makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer without relying on the exercise of its reasonable judgment or some other objective criteria, the Offeror will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 of the Exchange Act.

     BECAUSE THE OFFER, AS AMENDED, CONTEMPLATES THE PURCHASE OF UP TO AN AGGREGATE OF 40,000,000 SHARES, OFFEROR BELIEVES THAT, BASED ON THE NUMBER OF SHARES OUTSTANDING AS REPORTED IN THE COMPANY 1998 SECOND QUARTER 10-Q, THE AMENDED BUSINESS COMBINATION CONDITION, THE AMENDED CONTROL SHARE CONDITION AND THE AMENDED RIGHTS CONDITION WILL BE SATISFIED FOR PURPOSES OF THE OFFER.

     9. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION. The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and supplemented as follows:

     CERTAIN LITIGATION. On August 4, 1998, Parent filed a complaint against the Company in the Eastern District of Pennsylvania, styled AlliedSignal Inc. v. AMP Incorporated, C.A. No. 98-CV-4058 (JTG) (the 'AlliedSignal Complaint'), which is now being amended as set forth below.

     On August 21, 1998, the Company filed a complaint against Parent and Offeror in the Eastern District of Pennsylvania styled AMP Incorporated v. AlliedSignal Corporation and PMA Acquisition Corporation, C.A. No. 98-CV-4405 (the 'Company Action'). The complaint seeks: (i) declaratory relief declaring that the proposals set forth in Parent's consent solicitation are contrary to Pennsylvania law because Parent's Nominees 'could not fulfill their fiduciary duties both to [Parent] and its shareholders and to [the Company]'; and (ii) injunctive relief prohibiting Parent from (a) soliciting consents, (b) pursuing the initial Offer, and (c) soliciting any consents unless full and accurate disclosure is made regarding the nature of Parent's proposals. Parent and Offeror believe there is no merit to the Company's allegations and intend to vigorously defend themselves against this lawsuit.

     On August 24, 1998, the Company filed an Answer to the AlliedSignal Complaint denying Parent's contentions and asserting as affirmative defenses that (i) the AlliedSignal Complaint fails to state a claim for which relief may be granted, (ii) Parent does not have standing to bring the claims and (iii) the claims are moot because the Rights Agreement has been amended and the 'Dead Hand Provision' has been removed.

     On September 11, 1998, in the Company Action, the Company filed a motion for Partial Summary Judgment in the Nature of a Declaratory Judgment seeking a declaration that Parent's consent solicitation plan is 'unlawful and in violation of Pennsylvania law and public policy' on the ground that allegedly Parent's 'plan to pack AMP's Board [with Parent's nominees] will created a pervasive and irreconcilable conflict of interest -- one that is abhorrent to the law and public policy of the Commonwealth.' The Company requested that the hearing on that motion be scheduled to be heard on September 28, 1998.

     Parent is filing a motion to amend the AlliedSignal Complaint (the 'Amended Complaint'). The Amended Complaint will seek: (i) declaratory and injunctive relief declaring the Nonredemption Provision invalid under Pennsylvania law; or to the extent that the Nonredemption Provision and other anti-takeover devices that preclude tender offers and consent solicitations are permitted under Pennsylvania law, declaring this law as so applied unconstitutional under the Supremacy and Commerce Clauses of the United States Constitution and (ii) declaratory and injunctive relief prohibiting any effort by the Company Board to manipulate or otherwise subvert the process of corporate democracy by (a) amending the Company By-laws, (b) taking advantage of the delay of the Record Date until October 15, 1998, to manipulate the corporate machinery or thwart or interfere with the Offer or the Amended Consent Solicitation, or (c) taking any other action to frustrate the Offer or the Amended Consent Solicitation.

     Parent is also filing a motion for (1) partial summary judgment on its claim for a declaratory judgment in the Amended Complaint that the Nonredemption Provision is ultra vires and invalid, or, in the alternative, a preliminary injunction restraining enforcement of the Nonredemption Provision; and (2) a preliminary injunction prohibiting the Company Board from amending the Company By-laws or Rights Agreement or taking any other action that would, as a practical matter, make the shareholder vote on the Amended Consent Solicitation meaningless. Parent will request that its motion be heard on the same date on which the Court schedules the hearing on the Company's motion in the Company Action.

     10. MISCELLANEOUS. Parent and Offeror have filed with the Commission amendments to the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 9 of the Offer to Purchase (except that they may not be available at the regional offices of the Commission).

                                          PMA ACQUISITION CORPORATION
September 14, 1998                        ALLIEDSIGNAL INC.

     Facsimile copies of the Letters of Transmittal, properly completed and duly executed, will be accepted. The Letters of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:
                               THE BANK OF NEW YORK

               By Mail:                           By Facsimile:                  By Hand/Overnight Courier:
     Tender & Exchange Department       (For Eligible Institutions Only)        Tender & Exchange Department
            P.O. Box 11248                        (212) 815-6213                      101 Barclay Street
         Church Street Station                                                   Receive and Deliver Window
       New York, N.Y. 10286-1248              Confirm by telephone:                 New York, N.Y. 10286
                                                 1-800-507-9357

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager, at their respective addresses and telephone numbers set forth below. Additional copies of this First Supplement, the Offer to Purchase, the Letters of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at Offeror's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               MORROW & CO., INC.

                                445 Park Avenue
                                   5th Floor
                            New York, New York 10022
                            Toll Free (800) 566-9061
                    Banks and Brokerage Firms, please call:
                                 (800) 662-5200

                     The Dealer Managers for the Offer are:

   LAZARD FRERES & CO. LLC                                GOLDMAN, SACHS & CO.
     30 Rockefeller Plaza                                   85 Broad Street
   New York, New York 10020                             New York, New York 10004
(212) 632-6717 (call collect)                               (800) 323-5678





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